                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               THE VIALINK COMPANY
                         (Name of Issuer in Its Charter)

             DELAWARE                                          73-1247666
  (State or other jurisdiction of                           (I.R.S. Employer
   incorporation or organization)                         Identification Number)

 BRIAN M. CARTER, VICE PRESIDENT, CHIEF FINANCIAL OFFICER, THE VIALINK COMPANY
                13155 NOEL ROAD, SUITE 700, DALLAS, TEXAS 75240,
              TELEPHONE: (972) 934-5500, FACSIMILE: (972) 934-5583
         (Address and telephone number of principal executive offices, principal place of business and agent for service)

                                 --------------

                                   copies to:

      WILLIAM P. CREASMAN, VICE PRESIDENT, GENERAL COUNSEL, AND SECRETARY, THE VIALINK COMPANY 13155 NOEL ROAD, SUITE 700, DALLAS, TEXAS 75240,
              TELEPHONE: (972) 934-5500, FACSIMILE: (972) 934-5583

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                                                             PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES TO BE        AMOUNT TO BE     PROPOSED MAXIMUM OFFERING       AGGREGATE           AMOUNT OF
               REGISTERED                        REGISTERED           PRICE PER SHARE          OFFERING PRICE    REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share(1)  156,573,823 shares          $ 0.16(2)            $ 25,051,812           $  2,305

---------------------------------------------------------------------------------------------------------------------------------

                  Total                                                                                              $  2,305
 =================================================================================================================================


(1) Includes 91,103,750 shares of Common Stock issuable upon conversion of
911.0375 shares of Series D Convertible Preferred Stock held by the selling stockholders, 8,979,937 shares of Common Stock that could be used as dividends on the Series D Convertible Preferred Stock, 45,551,875 shares of Common Stock that may be used upon exercise of warrants held by the selling stockholders, 2,494,502 shares of Common Stock issuable to the placement agents either directly or upon exercise of warrants, and 8,443,759 shares of Common Stock held by the selling stockholders. The amount to be registered includes an indeterminate number of shares issuable as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee based on the average bid and asked prices of our Common Stock reported on the OTC Bulletin Board on November 25, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED NOVEMBER 26, 2002

                           156,573,823 COMMON SHARES

             PROPOSED TO BE SOLD BY CERTAIN SELLING STOCKHOLDERS OF

                               THE VIALINK COMPANY



This Prospectus relates to the proposed sale by certain selling stockholders from time to time of up to 156,573,823 shares of our Common Stock. The selling stockholders will act independently of The viaLink Company (the "Company") in making decisions with respect to the timing, manner and size of each sale by them. If required, at the time a particular offer of shares is made by a selling stockholder, the Company will file a supplement to the Prospectus.

Our Common Stock is quoted on the Over-The-Counter Bulletin Board (OTCBB). On November 25, 2002, the closing price for our Common Stock as reported by the OTCBB was $0.16.

AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISK. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 AND THE SECTIONS ENTITLED "RISK FACTORS" AND "ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS" IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

The mailing address and telephone number of our principle executive office are 13155 Noel Road, Suite 700, Dallas, Texas 75240, (972) 934-5500.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November ___, 2002.




THE VIALINK COMPANY

                                TABLE OF CONTENTS

                                                                                                        PAGE
                                                                                                        ----

Risk Factors .......................................................................................      3
Note Regarding Forward-Looking Statements ..........................................................      6
Use of Proceeds ....................................................................................      6
Recent Events ......................................................................................      6
Selling Stockholders ...............................................................................      7
Certain Relationships Among the Selling Stockholders and viaLink ...................................      9
Plan of Distribution ...............................................................................     10
Description of Securities ..........................................................................     12
Legal Matters ......................................................................................     15
Experts ............................................................................................     15
Incorporation of Certain Information by Reference ..................................................     16
Where You Can Find More Information ................................................................     16
Securities and Exchange Commission Position on Indemnification for Securities Act Liabilities ......     17

                                  RISK FACTORS

You should carefully consider the risks below and those contained in the sections entitled "Risk Factors" and "Additional Factors That May Affect Future Results" in the documents we file with the SEC that are incorporated by reference in this Prospectus, specifically the factors included in our most recent Form 10-KSB and our most recent Form 10-QSB, before making an investment decision. The risks described below and incorporated herein are those we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors to us.

WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL REQUIRED TO SUSTAIN AND GROW OUR BUSINESS.

We intend to continue our investment in and development of our services and technology. We have incurred operating losses and negative cash flow in the past and expect to incur operating losses and negative cash flow in the future. Our ability to fund our planned working capital and capital expenditures will depend largely upon our ability to obtain sufficient capital. Our future capital requirements will depend on a number of factors, including our:

         o Services achieving market acceptance;

         o Services producing a sustainable revenue stream;

         o Working capital requirements; and

         o Level of our investment in and development of our services and technology.

WE MAY NOT BE ABLE TO OBTAIN THE ADDITIONAL CAPITAL RESOURCES NECESSARY TO SATISFY OUR CASH REQUIREMENTS OR TO IMPLEMENT OUR GROWTH STRATEGY SUCCESSFULLY.

If we need additional capital, we cannot be certain that it will be on favorable terms. If we cannot obtain adequate additional capital resources, we will be forced to curtail our planned business expansion, sell or merge our business, or commence bankruptcy proceedings. We may also be unable to fund our ongoing operations, including investment in and development of our services and technology, expansion of our sales and marketing activities.

IF OUR SERVICES FAIL TO GAIN MARKET ACCEPTANCE, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

We will derive virtually all of our revenues for the foreseeable future from implementation fees and subscription revenues from our services. We are just beginning to generate a significant amount of revenues from these services. A number of factors will determine whether our services achieve market acceptance, including:

         o Performance and functionality of our services;

         o Ease of implementation and integration;

         o Satisfaction of our initial subscribers; and

         o Success of our marketing efforts.

If market acceptance develops more slowly than expected, our business, operating results, and financial condition will be seriously damaged.

OUR SUCCESS IS DEPENDENT UPON A CRITICAL MASS OF RETAILERS AND SUPPLIERS SUBSCRIBING TO OUR SERVICES.

Our success depends on a significant number of retailers subscribing to and using our services and linking with manufacturers, wholesalers and distributors over the Internet through our syncLink service and the viaLink Partner Package suite of services. We cannot predict if, or when, a significant number of manufacturers, suppliers and retailers will subscribe to our services. To encourage purchasers to subscribe to and use our services, we must offer a broad range of product, price and promotion information from a large number of suppliers through our syncLink service. However, to attract suppliers to subscribe to syncLink, we must increase the number of retailers who use our services. If we are unable to build a critical mass of retailers and suppliers, we will not be able to benefit from a network effect where the value of our services to each subscriber significantly increases with the addition of each new subscriber. Our inability to achieve this network effect would reduce the overall value of our services to retailers and suppliers and, consequently, would harm our business.

WE HAVE RECEIVED A "GOING CONCERN" OPINION FROM OUR INDEPENDENT AUDITORS.

Our independent auditors have modified their report on our consolidated financial statements for the fiscal year ended December 31, 2001, with an explanatory paragraph regarding our ability to continue as a going concern. Such an opinion by our independent auditors may impact our dealing with third parties, such as customers, suppliers and creditors, because of concerns about our financial condition. Any such impact could have a material adverse effect on our business, operating results and financial condition.

OUR SALES CYCLE CAUSES UNPREDICTABLE VARIATIONS IN OUR OPERATING RESULTS.

Our sales cycle has been and may continue to be unpredictable. Our sales cycle is also subject to delays because we have little or no control over customer-specific factors, including customers' budgetary constraints and internal acceptance procedures. Consequently, we may spend considerable time and expense providing information to prospective customers about the use and benefits of our services without generating corresponding revenue. The length of the sales pursuit makes it difficult to forecast the quarter in which our implementation and subscription services will occur. This may cause our revenues from those services to be delayed from the expected quarter to a subsequent quarter. Results may vary from quarter to quarter. Further, there is substantial uncertainty as to when particular sales efforts will begin to generate revenues. As a result, our revenues and results of operations in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for you to evaluate our prospects or to estimate the value of the Company.

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT FUTURE OPERATING LOSSES.

We have a history of operating losses, and we expect to incur net losses in 2002. We incurred net losses of approximately $12.6 million in 1999, $39.1 million in 2000 and $24.5 million in 2001. As of September 30, 2002, we had an accumulated deficit of approximately $83.6 million representing the sum of our historical net losses. We continue to expend significant resources to aggressively develop and market our services. While we continue to increase our optimism regarding our prospects, there is a possibility that we may never generate sufficient revenues to achieve or sustain profitability or generate positive cash flow.

WE DEPEND ON SUPPLIERS FOR THE SUCCESS AND ACCURACY OF OUR SERVICES.

We depend on suppliers to subscribe to our services in sufficient and increasing numbers to make our services attractive to retailers and, consequently, other suppliers. In order to provide retailers accurate data, we rely on suppliers to update their item, price and promotion information stored in our database. We cannot guarantee that the item, price and promotion information available from our services will always be accurate, complete and current, or that it will comply with governmental regulations, such as those relating to pricing alcohol and liquor or nutritional guidelines. Incorrect information could expose us to liability if it harms users of our services or result in decreased adoption and use of our services.

OUR CUSTOMER BASE IS CONCENTRATED AND OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO RETAIN EXISTING CUSTOMERS AND SUBSCRIBERS.

If one or more of our major customers were to reduce substantially or terminate the use of our services, then our business, operating results and financial condition could be harmed. In 2001, we derived 33% of our total revenues from our five largest customers. Our largest customer in 2001 accounted for approximately 9% of our total revenues. The amount of our revenues attributable to specific customers is likely to vary from year to year. We do not have long-term contractual commitments with any of our current customers, and our customers may terminate their contracts with little or no advance notice and without significant penalty. As a result, we cannot be certain that any of our current customers will continue as customers in future periods. Any customer termination would not only result in lost revenue, but also the loss of customer references that are necessary for securing future customers. During 2002, certain customers, including two customers that were among our five largest, have terminated their agreements for our services.

WE ARE DEPENDENT UPON THE OPERATION OF HEWLETT-PACKARD'S DATA CENTER FOR THE TIMELY AND SECURE DELIVERY OF OUR SERVICES.

We use Hewlett-Packard's data center as the host for our services. We are dependent on our continued relationship with Hewlett-Packard and on their data center for the timely and secure delivery of our services. If Hewlett-Packard's data center fails to meet our expectations in terms of reliability and security, or if Hewlett-Packard, as our largest vendor, withdraws its support, our ability to deliver our services will be seriously harmed, resulting in the potential loss of customers and subscription revenue. Furthermore, if our relationship with Hewlett-Packard were terminated, we would be forced to find another service provider to host our services. Our current service agreement with HP, as extended, expires on May 31, 2003. We are currently negotiating its renewal. We believe we will renew the service agreement upon satisfactory terms and conditions, but if we are unsuccessful we would have to relocate our equipment out of the HP facility in Atlanta into another service provider's facility. While we believe other providers are available to us at comparable prices for comparable services, until we have signed a definitive agreement, either with HP or with an alternative service provider, there will be a risk that we will incur greater cost in obtaining this service.

WE EXPECT TO FACE INCREASED COMPETITION. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL BE HARMED.

Currently, we do not know of any direct competition for our electronic commerce services. However, we believe direct competition for our services will develop and increase in the future. If we face increased competition, we may not be able to sell our viaLink services on terms favorable to us. Furthermore, increased competition could reduce our market share or require us to reduce the price of our services.

To achieve market acceptance and thereafter to increase our market share, we will need to continually develop additional services and introduce new features and enhancements. Our potential competitors may have significant advantages over us, including:

         o Significantly greater financial, technical and marketing resources;

         o Greater name recognition;

         o Broader range of products and services; and

         o Larger customer bases.

Consequently, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

WE MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS TO REMAIN COMPETITIVE.

The Web-based electronic commerce market is characterized by rapid changes due to technological innovation, evolving industry standards and changes in subscriber needs. Our future success will depend on our ability to continue to develop and introduce a variety of new services and enhancements that are responsive to technological change, evolving industry standards and customer requirements on a timely basis. We cannot be certain that technological developments and products and services our competitors introduce will not cause our existing services, and new technologies in which we invest, to become obsolete.

OUR PREVIOUS AND CURRENT COST REDUCTION EFFORTS COULD CONTINUE TO STRAIN OUR RESOURCES.

Our cost reduction efforts place significant demands on our management and operational resources. We may not be able to maintain and grow our business at our current reduced staffing levels. Additionally, our failure to retain the highly trained technical personnel that are essential to our product development, marketing, service and support may limit the rate at which we can generate revenue and develop new products or product enhancements. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we fail to implement and improve these systems, our business, operating results and financial condition may be materially adversely affected.

AS PART OF OUR COST REDUCTION IN 2001, THE COMPENSATION OF NEARLY EVERY EMPLOYEE WAS REDUCED, AND WE MAY NOT BE ABLE TO RETAIN EMPLOYEES AT CURRENT COMPENSATION LEVELS.

We started 2001 with 135 full-time employees and 20 contract workers who were engaged on viaLink projects on a full-time basis. As of November 8, 2002, we had 58 full-time employees and no contract workers. Most current full-time employees are being compensated at rates from 10% to 15% less than in 2001, and members of management have foregone bonus payments of up to 50% of base compensation and have reduced compensation from 10% to 40%. At these reduced rates it is unlikely we will be able to retain all current employees and officers.

THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO SHARES ELIGIBLE FOR FUTURE SALE. ALSO, YOU WILL EXPERIENCE DILUTION IN CONNECTION WITH THE CONVERSION OF PREFERRED STOCK AND EXERCISE OF WARRANTS.

Sales of a substantial number of shares of Common Stock, or even the potential for such sales, could adversely affect the market price of the Common Stock and could impair our ability to raise capital through the sale of equity securities. As of September 30, 2002, we had outstanding 157,297,775 shares of Common Stock. These shares are freely tradable without restriction or further registration under the Securities Act unless purchased by our "affiliates."

Further, an additional:

4,637,641 shares of Common Stock are issuable upon the exercise of currently outstanding warrants;

15,399,430 shares of Common Stock are issuable upon the exercise of currently outstanding options; and

79,874,000 shares of Common Stock are issuable upon the conversion of currently outstanding preferred stock.

Substantially all shares issued following the exercise of these options or warrants will be freely tradable. The shares issued following the conversion of the preferred stock will be freely tradable upon completion of the registration of such shares.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the materials incorporated herein by reference contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forwarding-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. Our actual results could differ materially from the expectations we describe in our forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section of this Prospectus and in the documents we file with the SEC that are incorporated herein.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the underlying Common Stock by the selling stockholders. We will receive nominal proceeds from the exercise of outstanding warrants issued in conjunction with Series D Convertible Preferred Stock.

                                  RECENT EVENTS

On September 30, 2002, the holders of the Series D Convertible Preferred Stock (par value $.001 per share) purchased this stock from the Company at a purchase price of $12,000 per share, and it is convertible into the Company's Common Stock at $0.12 per share. Upon issuance of the Series D Convertible Preferred Stock, each holder was issued (a) warrants to purchase 50,000 shares of the Company's Common Stock, par value $.001 per share, for each share of Series D Convertible Preferred Stock purchased and (b) 9,857 shares of Common Stock for each share of Series D Convertible Preferred Stock issued as an 8% dividend paid in advance. These shares are currently outstanding. The designation, rights, preferences, and other terms and provisions of the Series D Convertible Preferred Stock are set forth in the Certificate of Designation of the Relative Rights and Preferences of the Series D Convertible Preferred Stock and are described herein.

Two stockholders of previously issued Series B and C Convertible Preferred Stock had not converted those shares into Common Stock at the time we issued Series D Convertible Preferred stock. Both the Series B and Series C Convertible Preferred Stock had a purchase price of $10,000 at time of issuance. Those stockholders exchanged their Series B and C Convertible Preferred Stock for Series D Convertible Preferred Stock, resulting in a six-for-five exchange (six shares of the Series B and C Convertible Preferred Stock having a purchase price of $10,000 each were exchanged for five shares of Series D Convertible Preferred Stock having a purchase price of $12,000).

                              SELLING STOCKHOLDERS

The table on the next page identifies each of the selling stockholders and sets forth information to our knowledge as of the date of this Prospectus with respect to the number of shares of Common Stock which may be offered under this Prospectus from time to time by each selling stockholder. This information includes shares of our Common Stock issuable upon the exercise of our Series D Convertible Preferred Stock and shares of our Common Stock issuable upon exercise of warrants, which are currently exercisable into shares of our Common Stock. Except as otherwise indicated, to our knowledge, the persons named in the table below have sole investment and voting power with respect to all shares beneficially owned, subject to community property laws, where applicable. Percentage ownership is based on a "fully diluted" share count of 257,208,596 shares of Common Stock (this assumes complete exercise of all outstanding warrants and options as well as complete conversion of all Series D Convertible Preferred Stock). We issued Series D Convertible Preferred Stock together with Series D warrants and paid a dividend on Series D Convertible Preferred Stock on September 30, 2002, and upon effectiveness of registration of the underlying shares of our Common Stock we will issue more to one investor. All the common stock resulting from our issuance of Series D Convertible Preferred Stock is included within the "fully diluted" share count.

All of the shares of Common Stock being offered by the selling stockholders hereby are being offered by the selling stockholders for their own accounts. The selling stockholders may sell all, some, or none of the shares covered by this Prospectus. There are no agreements, arrangements, or understandings with any of the other selling stockholders with respect to the sale of any of the shares. For purposes of the table below, we are assuming that the selling stockholders will sell all of the shares offered by this Prospectus and will not acquire any additional shares.

This Prospectus also covers any additional shares of Common Stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of Common Stock.

Certain of the selling stockholders have had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of viaLink. See "Certain Relationships among the Selling Stockholders and viaLink."


                                                SHARES BENEFICIALLY                     SHARES OWNED AFTER THE OFFERING(a)
                                                OWNED BEFORE             SHARES         ----------------------------------
   NAME OF SELLING STOCKHOLDER                  OFFERING                 OFFERED            NUMBER            PERCENT
--------------------------------------------    -------------------    ------------     -------------      ---------------
 Holders, Series D Preferred Stock (b):

          Allen Solomon Rev. Trust                    340,000              159,857          499,857                 *
          Dr. Phillip Bird                            566,667              159,857          726,524                 *
          Charles Keiser                                    0              159,857          159,857                 *
          JRF Investments                             566,667              159,857          726,524                 *
          David & Caren Garmus                        456,667              159,857          616,524                 *
          Fredric M. Bauthier                         916,667              799,282        1,715,949                 *
          Ralph Rybacki                             1,266,667            1,438,707        2,705,374              1.05%
          Martin Mennes & Linda B Mennes              233,334              159,857          393,191                 *
          Dana Ennis                                  910,000              159,857        1,069,857                 *
          Walter Kuharchik                            116,667              159,857          276,524                 *
          Christopher Choma                           226,667              319,713          546,380                 *
          Anzalone Investments LLC                          0              639,426          639,426                 *
          George Manos                                658,445            1,438,707        2,097,152                 *
          Louis & Kathy Cristan                             0              159,857          159,857                 *
          Julie Michael                             3,693,334              319,713        4,013,047              1.56%
          Charles Strogen                             741,667              159,857          901,524                 *
          Thomas Beard                                      0              159,857          159,857                 *
          John Johnston                               350,000              159,857          509,857                 *
          Sam Eyde                                  5,833,334            6,713,964       12,547,298              4.88%
          DMG Legacy Fund LLC                               0              532,855          532,855                 *
          DMG Legacy International Ltd.                     0            4,795,688        4,795,688              1.86%
          DMG Legacy Institutional Fund, Ltd.               0            4,662,476        4,662,476              1.81%
          SDS Merchant Fund, LP (c)                39,830,306          117,558,964       39,830,306             15.49%
          McMahon Investment Partners LLC (d)         333,333            3,330,339        3,663,672              1.42%


 Placement Agents or Subplacement Agents (e):

          H. C. Wainwright & Co., Inc.                      0            1,663,882        1,663,882                 *
          Jason T. Adelman                            800,000            1,483,722        2,283,722                 *
          Matthew Balk                                270,000              146,000          416,000                 *
          Scott Weisman                               270,000              100,000          370,000                 *
          Brian Herman                                933,650              222,725        1,156,375                 *
          Mark Ford                                   178,850                8,050          186,900                 *
          Annabel Lukens                               10,700                8,050           18,750                 *
          Daniel Pietro                                     0                2,683            2,683                 *
          James St. Clair                             107,996               26,834          134,830                 *

 Other (f):

     Hewlett-Packard Company                        1,384,658              615,342        2,000,000                 *
     Robert Baker                                   2,407,047            4,751,051        7,158,098              2.78%
     Brian M. Carter                                    6,563            3,077,366        3,083,929              1.20%


----------

(a) The selling stockholders may offer and sell all or a part of the Common Stock pursuant to this prospectus. No estimates can be made as to the amount of shares of Common Stock that will be held by the selling stockholders after the completion of this offering.

(b) Shares offered totals for each selling stockholder include conversion for each share of Series D Convertible Preferred Stock into (i)100,000 shares of Common Stock together with exercise of (ii) Series D warrants for 50,000 shares of Common Stock and (iii) 9,857 shares of Common Stock as prepaid interest at the rate of eight percent per annum. Thus for every share of Series D Convertible Preferred Stock there will be 159,857 shares of Common Stock issued.

(c) Shares offered total includes (i) 10,500,000 shares of Common Stock underlying 105 shares of Series D Convertible Preferred Stock to be acquired by SDS Merchant Fund upon effectiveness of registration and accompanying 5,250,000 shares of Common Stock subject to Series D warrants and 1,034,908 shares of Common Stock to be paid as a dividend, (ii) 13,873,750 shares of Common Stock underlying 138.7375 shares of Series D Convertible Preferred Stock and accompanying 6,936,875 shares of Common Stock subject to Series D warrants and 1,367,434 shares of Common Stock paid as a dividend, and (iii) 49,166,667 shares of Common Stock underlying 491.666666 shares of Series D Convertible Preferred Stock issued in exchange for Series B and C Convertible Preferred stock held by the stockholder and accompanying 24,583,334 shares of Common
Stock subject to Series D warrants and 4,845,996 shares of Common Stock paid as a dividend. For the number and percent of shares owned after the offering, conversion of shares of Series D Convertible Preferred Stock into shares of Common Stock is not assumed for this stockholder as it was for all other holders of Series D Convertible Preferred Stock; the Certificate of Designation for Series D Convertible Preferred Stock places restrictions upon ownership of our Common Stock by holders of Series D Convertible Preferred Stock.

(d) Shares offered total comprised of 2,083,333 shares of Common Stock underlying 20.833333 shares of Series D Convertible Preferred Stock and accompanying 1,041,667 shares of Common Stock subject to Series D warrants and 205,339 shares of Common Stock paid as a dividend. The Series D Convertible Preferred Stock was issued in exchange for Series C Convertible Preferred Stock held by the stockholder.

(e) Messrs. Adelman, Balk, and Weisman are with the firm of H. C. Wainwright & Co., Inc., which serves as the investment banker and financial advisor to The viaLink Company. Mr. Herman's "Shares Beneficially Owned Before Offering" total includes all shares of common stock underlying his currently exercisable options. Messrs. Herman, Ford, Pietro, and St. Clair and Ms. Lukens are with the firm of ViewTrade Securities, Inc., which assisted H. C. Wainwright & Co., Inc., in the placement of Series D Convertible Preferred Stock of The viaLink Company.

(f) Mr. Baker's "Shares Beneficially Owned Before Offering" total includes all shares of common stock underlying his currently exercisable options and warrants. Mr. Carter's "Shares Beneficially Owned Before Offering" total includes all shares of common stock underlying his currently exercisable options.

        CERTAIN RELATIONSHIPS AMONG THE SELLING STOCKHOLDERS AND VIALINK


SDS Merchant Fund, L.P.

SDS Merchant Fund invested in our Company in February, 2001, when it purchased Series A Convertible Preferred Stock and warrants, all of which it converted into or exercised for 2,660,350 shares of our Common Stock. SDS again invested in our Company in November, 2001, when it purchased 150 shares of Series B Convertible Preferred Stock and accompanying warrants for 2,500,000 shares of our Common Stock. SDS again invested in our Company in December, 2001, and March, 2002, when it purchased 500 shares of Series C Convertible Preferred Stock and accompanying warrants for 7,666,667 shares of our Common Stock. We registered all of these shares either before or in conjunction with SDS Merchant Fund's purchases. At the time we issued Series D Convertible Preferred Stock, SDS Merchant Fund had 590 shares of Series B and C Convertible Preferred which it had not converted into our Common Stock; these shares were exchanged for
491.666666 shares of Series D Convertible Preferred Stock. We have no relationship with SDS Merchant Fund other than one of issuer to investor, although we have agreed with SDS that we will not appoint any new person to our board of directors without their prior consent; SDS also has the right, as do all of the Series D Convertible Preferred stockholders, to participate in any subsequent financing we might undertake. Upon the effectiveness of this registration statement, the Company's purchase agreement with SDS Merchant Fund, LP. provides for the completion of the sale of Series D Convertible Preferred Stock through the issuance of 105 shares of Series D Convertible Preferred Stock in exchange for proceeds of $1,260,000. Upon issuance of the Series D Convertible Preferred Stock the Company will issue warrants to purchase 5,250,000 shares of the Company's Common Stock, par value $.001 per share, and will issue 1,034,908 shares of Common Stock as an 8% dividend paid in advance. The Series D Convertible Preferred Stock, warrants, and underlying shares of Common Stock have not been issued and will be issued upon effectiveness of this registration statement.

McMahon Investment Partners LLC

Gordon McMahon invested in our Company in February 2001 when he purchased Series A Convertible Preferred Stock and warrants, all of which he converted into or exercised for 1,209,250 shares of our Common Stock. Mr. McMahon again invested in our Company in December 2001 when he purchased 25 shares of Series C Convertible Preferred Stock and accompanying warrants for 333,333 shares of our Common Stock. We registered all of these shares either before or in conjunction with Mr. McMahon's purchases. At the time we issued Series D Convertible Preferred Stock, Mr. McMahon had not converted his 25 shares of Series C Convertible Preferred Stock into Common Stock, and these shares were exchanged for 20.833333 shares of our Series D Convertible Preferred Stock and issued to Mr. McMahon's designee, McMahon investment Partners LLC. We have no relationship with Mr. McMahon or McMahon Investment Partners, LLC other than one of issuer to investor.

H. C. Wainwright & Co., Inc. and ViewTrade Securities, Inc.

We issued warrants to purchase 1,555,000 shares of the Company's Common Stock and warrants to purchase 7.3 shares of Series D Convertible Preferred Stock to
H. C. Wainwright & Co. and its designees as compensation for investment banking services related to the sale of Series D Convertible Preferred Stock. The Company will issue warrants to purchase 671,160 shares of the Company's Common Stock to H. C. Wainwright & Co. and its designees as compensation for investment banking services related to the completion of the sale of Series D Convertible Preferred Stock upon effectiveness of this registration statement. Additionally, the Company issued 268,342 shares of the Company's Common Stock to ViewTrade Securities, Inc. and its designees as compensation for investment banking services related to the sale of Series D Convertible Preferred Stock. The designees of both H. C. Wainwright & Co., Inc., and ViewTrade Securities, Inc., are set forth in the table of selling stockholders on the preceding page of this Prospectus.

Hewlett-Packard Company

Hewlett-Packard is offering 615,342 shares of Company Common Stock pursuant to this Prospectus. These shares are currently outstanding and were acquired as part of the Company's Second Global Amendment Agreement with Hewlett-Packard (discussed below).

The Hewlett-Packard Company has been an investor in viaLink since February 1999. In June 1999 we entered into a Service Level Agreement with Hewlett-Packard Company whereby Hewlett-Packard hosts our operations in its Atlanta, Georgia, facility and maintains hardware we purchased from them for this purpose. This agreement and the various notes and purchase agreements associated with it have been renegotiated several times due in part to our having bought more equipment than we needed; the amount of equipment and service would have been appropriate for our needs had our internal needs forecasts been correct.

In connection with and as a condition to obtaining Hewlett-Packard's consent to a private placement in April 2001, Hewlett-Packard converted $3.8 million of a secured convertible promissory note into approximately 2.2 million shares of our Common Stock based upon a conversion price of $1.75 per share. In connection with the conversion and the modification of the note, we issued Hewlett-Packard warrants to purchase 1,384,658 shares of Common Stock at a purchase price of $3.75 per share.

On November 13, 2001, the Company entered into a Settlement, Amendment, and Mutual Release Agreement with Hewlett-Packard Company whereunder (1) any and all past due amounts under any obligation of the Company to Hewlett-Packard were forgiven and the Company was released from any and all claims by Hewlett-Packard of any kind including those based upon the antecedent debts, (2) the principal amount of $3,807,812.59 under an April 10, 2001, secured convertible promissory note was forgiven, (3) the security interest of Hewlett-Packard in the Company's intellectual property was terminated, (4) the Company's purchase option for various items of equipment under expired equipment leases was preserved to allow the Company to purchase computer equipment having a value of approximately $100,000, and (5) the monthly payments under an ongoing equipment lease and support agreement were lowered to approximately $200,000, all in exchange for the Company's agreeing to (a) pay the sum of $1,000,000 to Hewlett-Packard, (b) restructure and extend the term of the equipment lease with Hewlett-Packard by adding an additional year to the term, thus ending the lease in July 2004, (c) repricing 1,384,658 warrants for Common Stock of the Company obtained by Hewlett-Packard in connection with the April 2001 conversion and modification of the secured, convertible promissory note from $3.75 per share to $0.10 per share, and (d) releasing Hewlett-Packard from any and all claims. Under the terms of this agreement Hewlett-Packard maintained a security interest in the equipment it leases to the Company on a going forward basis.

During September 2002, we entered into a Second Global Amendment Agreement with Hewlett-Packard. Under this agreement, we agreed to pay Hewlett-Packard $350,000 and to issue to Hewlett-Packard 2.0 million shares of our Common Stock (by waiving the warrant exercise price on 1,384,658 previously issued warrants and issuing 615,342 new shares now being registered) in exchange for forgiveness of approximately $2.1 million representing all amounts outstanding. Additionally, we modified the payment terms under an existing equipment lease to require payments to Hewlett-Packard totaling $480,000 over a period of 24 months and we now pay Hewlett-Packard approximately $120,000 per month for hosting services.

Robert N. Baker

Mr. Baker is the co-founder of our Company. Mr. Baker continues to serve on our board of directors and formerly was our President and Chief Operating Officer. He is offering 4,751,051 shares of Company Common Stock pursuant to this Prospectus. These shares are currently outstanding and were acquired as part of a separation agreement entered into between the Company and Mr. Baker. These shares were issued under two certificates, one for 2,375,526 and one certificate for 2,375,525. Each certificate bears a legend preventing the shares from becoming freely tradable, one certificate shall bear the legend until on or after January 1, 2003, and one certificate shall bear the legend until on or after January 1, 2004. The number of shares was determined by dividing the lump sum severance due under the Employment Agreement to Employee ($423,793.75) by a per share price of $0.0892.

Brian M. Carter

Mr. Carter is our Vice President, Chief Financial Officer and is offering 3,077,366 shares of Company Common Stock pursuant to this Prospectus. These shares are currently outstanding and were acquired in exchange for terminating Mr. Carter's rights under an Executive Security Agreement in August 2002. These shares were issued under two certificates, each for 1,538,683. Each certificate bears a legend preventing the shares from becoming freely tradable, one certificate shall bear the legend until on or after January 1, 2003, and one certificate shall bear the legend until on or after January 1, 2004. The number of shares was determined by dividing the lump sum severance due under the Employment Agreement to Employee ($290,811.07) by a per share price of $0.0945.

                              PLAN OF DISTRIBUTION

The Selling Stockholders

Shares of our Common Stock held by the selling stockholders and covered by this Prospectus may be sold or distributed at any time or from time to time by the selling stockholders, their pledgees, donees, transferees or other successors in interest, in one or more transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the then current market price, in negotiated transactions, or at such other price as the selling stockholders may determine from time to time.

The selling stockholders may offer their shares at various times in one or more of, or a combination of, the following:

         o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus;

         o an exchange distribution in accordance with the rules of such exchange;

         o in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

         o in privately negotiated transactions; and

         o through the writing of options on the shares or through short sales.

No selling stockholder had any agreement or understanding, directly or indirectly, with any person to distribute the shares purchased by them or the warrants to which they relate.

If the selling stockholders effect these transactions by selling shares to or through broker-dealers or agents, those broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders or commissions from purchasers of the shares for whom they may act as agent. These commissions, discounts or concessions as to a particular broker-dealer or agent may be in excess of customary commissions in the types of transactions involved. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares.

Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling stockholders will be subject to the Prospectus delivery requirements of the Securities Act. The selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers with respect to the sale of the shares covered by this Prospectus.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or financial institutions of the shares. The broker-dealer or other financial institutions may then resell or otherwise transfer those shares pursuant to this Prospectus.

The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer or other financial institutions may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this Prospectus.

Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, rather than under this Prospectus, provided they meet the criteria and conform to the requirements of such rule.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our Common

Stock until his or her participation in that distribution is completed. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of Common Stock by the selling stockholders.

We will make copies of this Prospectus available to the selling stockholders. We have informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities under the Securities Act of 1933.

At the time a particular offer of shares is made, we will file a supplement to this Prospectus, if required, that will disclose:

         o the name of each such selling stockholder and of the participating broker-dealer(s);

         o the number of shares involved;

         o the price at which such shares were sold;

         o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

         o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus; and

         o other facts material to the transaction.

In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this Prospectus.

Pursuant to the terms of registration rights agreements between us and the selling stockholders, we will pay all expenses of the registration of the shares except that the selling stockholders will pay any applicable commissions and discounts attributable to the sales of the shares. We have agreed to indemnify the selling stockholders against certain liabilities relating to the registration statement, including liabilities under the Securities Act of 1933. Conversely, each selling stockholder has agreed to indemnify us against certain liabilities relating to the information given to us in writing by that selling stockholder for inclusion in the registration statement, including liabilities under the Securities Act of 1933.

                            DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 300,000,000 shares of Common Stock, par value $.001 per share. As of September 30, 2002, there were 157,297,775 shares of Common Stock outstanding.

Holders of our Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of Common Stock are not entitled to cumulated voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive, conversion or other rights to subscribe for additional securities of viaLink. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, par value $.001 per share, in one or more series, to fix rights, preferences, privileges and restrictions of the authorized preferred stock and to issue shares of each such series. The issuance of preferred stock could have the effect of restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock or delaying or preventing a change in control without further action by the stockholders.

We issued 798.7375 shares of Series D Convertible Preferred Stock on September 30, 2002, and we will issue another 112.3 shares of Series D Convertible Preferred Stock (which includes warrants for 7.3 shares of Series D Convertible Preferred Stock issued to placement agents) upon the effectiveness of registration. All shares of Series D Convertible Preferred Stock are convertible into shares of our Common Stock. A description of our Series D Convertible Preferred Stock is provided below.

Terms of the Series D Convertible Preferred Stock

Dividends and Voting Rights. The Series D Convertible Preferred Stock bears an 8% per annum premium per share in the first 15 months; starting January 1, 2004, the premium increases to 12% per annum. The premium was prepaid at closing for all interest until January 1, 2004, and thereafter it accrues and is payable quarterly on the last day of March, June, September, and December. We have the option to pay the premium in cash or Common Stock of the Company. The Series D Convertible Preferred Stock has limited voting power, pertaining to protection against dilution and impairment of the rights of Series D Convertible Preferred Stock holders. Otherwise, the Series D Convertible Preferred Stock has no voting power.

Conversion Price. The Series D Convertible Preferred Stock, which is comprised of an aggregate of 1,250 authorized shares, is convertible, at the option of the holder, into shares of our Common Stock. The conversion price is $0.12 per share. The Series D Convertible Preferred Stock contains antidilution provisions with respect to future issuances of our equity securities and adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of our capital stock.

Restrictions on Conversion. A holder of Series D Convertible Preferred Stock cannot convert shares of Series D Convertible Preferred Stock into shares of our Common Stock if that holder would upon conversion beneficially own greater than 4.99% of our issued and outstanding shares of Common Stock; any holder can waive this restriction with advance notice of 61 days to us. Also, a holder of Series D Convertible Preferred Stock cannot convert shares of Series D Convertible Preferred Stock into shares of our Common Stock if that holder would upon conversion beneficially own greater than 9.99% of our issued and outstanding shares of Common Stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934; any holder can waive this restriction also by giving the same 61 day notice to us.

Mandatory Conversion. After January 1, 2004, all shares of Series D Convertible Preferred Stock shall automatically convert into shares of our Common Stock whenever the volume weighted average price of our Common Stock exceeds $0.36 per share for 20 consecutive trading days. In the event of mandatory conversion, each share of Series D Convertible Preferred Stock will convert into 100,000 shares of our Common Stock; that number of shares of our Common Stock will be proportionally adjusted if, prior to mandatory conversion, we have materially increased or decreased the number of outstanding shares of our Common Stock due to, for example, a stock split, a stock dividend, or a reorganization.

Redemption. A holder of the Series D Convertible Preferred Stock may compel us to redeem the holder's shares of Series D Convertible Preferred Stock if we engage in a major transaction as defined in the Certificate of Designation; generally a major transaction is defined as a merger with another company or other business combination. A holder of Series D Convertible Preferred Stock may also compel redemption if, among other things, the registration of the underlying Common Stock lapses, we are suspended from listing our Common Stock on some exchange (currently the Over-The-Counter-Bulletin-Board, or OTCBB, exchange), or our inability to convert Series D Convertible Preferred Stock into Common Stock.

Mandatory Redemption. We may redeem any holder's shares of Series D Convertible Preferred Stock at any time upon notice provided that holder has not then started the conversion process. To do this we must have cash to pay the cost of redemption, which would be $12,000 per share plus any dividend then accrued but unpaid.

Rank; Liquidation Preference. The holders of Series D Convertible Preferred Stock rank prior to the holders of our Common Stock and, unless otherwise consented to by the holders of Series D Convertible Preferred Stock, prior to all other classes of capital stock currently outstanding or that we may establish, with respect to the distribution of our assets upon a bankruptcy, liquidation or other similar event. The liquidation preference for the Series D Convertible Preferred Stock is an amount equal to $12,000 per share plus any dividend then accrued but unpaid.

Warrants

We offered and will offer 50,000 warrants per share of Series D Convertible Preferred Stock purchased. The Series D warrants were exercised and will be exercised immediately following issuance at a price of $0.001 per share.

At present, we have 163,000 Series A warrants outstanding and convertible into our Common Stock at a fixed conversion price of $0.05 per share. There are no other outstanding classes of warrants other than those that will be issued in conjunction with the sale of Series D Convertible Preferred Stock that will occur upon registration.

Anti-Takeover Effects

Our certificate of incorporation, our bylaws and certain provisions of Delaware law could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of viaLink. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of viaLink.

Delaware anti-takeover statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

         o prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered or exchanged; or

         o on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an "interested stockholder," did own, 15% or more of the corporation's voting stock.

In addition, provisions of our certificate of incorporation and bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our Company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

Classified board of directors. Our certificate of incorporation provides that our board of directors is to be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the board of directors are elected each year. These provisions, when coupled with the provisions of our certificate of incorporation and bylaws authorizing our board of directors to fill vacant directorships or increase the size of our board, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors. Our bylaws also provide that directors may only be removed by the stockholders for cause by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of viaLink then entitled to vote in the election of directors, voting together as a single class.

Stockholder action; special meeting of stockholders. Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors.

Advance notice requirements for stockholder proposals and director nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date we released the notice of annual meeting to stockholders in connection with the previous year's annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder, in order to be timely, must be received a reasonable time before we release the notice of annual meeting to stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but unissued shares. Our authorized but unissued shares of Common Stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of Common Stock and preferred stock could render it more difficult or discourage an attempt to obtain control of our Company by means of proxy contest, tender offer, merger or other transaction.

Supermajority vote provisions. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with the amendment of certain provisions of our certificate of incorporation, including the provisions relating to the classified board of directors and action by written consent of stockholders.

Other

Our Common Stock is quoted on the Over-The-Counter Bulletin Board (OTCBB) under the symbol "VLNK." UMB Bank, N.A., is the transfer agent and registrar for the Common Stock and its address is 928 Grand Boulevard, P.O. Box 410064, Kansas City, Missouri, 64141.

                                  LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by William P. Creasman, our Vice President, General Counsel, and Secretary.

                                     EXPERTS

The consolidated financial statements of The viaLink Company as of December 31, 1999, 2000 and 2001, and for the years then ended appearing in the Form 10-KSB for the Fiscal Year Ended December 31, 2001 of The viaLink Company, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" much of the information we file with them (File No. 000-21729), which means we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be a part of this Prospectus. You must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in any document incorporated by reference have been modified or superseded. This Prospectus incorporates by reference the documents listed below:

            o Our annual report on Form 10-KSB for the fiscal year ended December 31, 2001;

            o Our quarterly report on Form 10-QSB for the quarters ended March 31, 2002, June 30, 2002, and September 30, 2002; and

            o Our current reports on Form 8-K filed on August 21, 2002, September 5, 2002, September 11, 2002, and October 2, 2002.

The information about us contained in this Prospectus should be read together with the information in the documents incorporated by reference. All the reports referenced above are being delivered with this Prospectus. You may request an additional copy of any or all of these filings, at no cost, by writing to or calling us at:

                             The viaLink Company
                             13155 Noel Road, Suite 700
                             Dallas, Texas 75240
                             (972) 934-5500

You should rely only upon the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of any of these shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                       WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. We therefore file reports, proxy statements, and other information with the SEC. You can read and copy all of our filings at the SEC's public reference facilities in Washington, D. C., New York, New York, and Chicago, Illinois. You may obtain information on the SEC's public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D. C. 20006. Our Common Stock is traded on the OTC under the symbol "VLNK." You may also obtain our SEC filings from the SEC's Web site on the Internet at http://www.sec.gov.

You should rely only on the information incorporated by reference or provided in this Prospectus or the Prospectus Supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the Prospectus Supplement is accurate as of any date other than the date on the front of the document.

       SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

THE VIALINK COMPANY

---------------

PROSPECTUS

---------------

November ____, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the securities being registered.


SEC Registration Fees .................................      $     2,305
Legal Fees ............................................            5,000*
Accounting Fees and Expenses ..........................           10,000*
Printing Fees .........................................            2,000*
Transfer Agent's Fees and Costs of Certificates .......            3,000*
Miscellaneous .........................................              500*
                                                             -----------
                                                             $    22,805*
                                                             -----------
                                                                           * Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was our director, officer, employee or agent may and, in certain cases, must be indemnified by us against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to us, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Our Certificate of Incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We have entered into Indemnification Agreements with the each of our directors and officers. Pursuant to our agreements, we will be obligated, to the extent permitted by applicable law, to indemnify our directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were our directors or officers or assumed certain responsibilities at our direction. We also have purchased directors and officers liability insurance in order to limit our exposure to liability of indemnification of directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

The following instruments are included as exhibits to this Registration Statement. Exhibits incorporated by reference are so indicated:

         3.1      Amended and Restated Certificate of Incorporation

         3.2      Amended and Restated Bylaws

         4.1(1)   Form of Certificate of Common Stock

         4.2(2)   Form of Series A Warrant

         4.3      Form of Series D Convertible Preferred Stock

         4.4(3)   Form of Purchase Agreement for Series D Convertible Preferred
                     Stock

         4.5(3)   Certificate of Designations relating to Series D Convertible
                     Preferred Stock

         4.6(3)   Form of Series D Warrant

         4.7(3)   Form of Registration Rights Agreement

         4.8(4)   Form of Second Global Amendment Agreement entered into by and between Hewlett-Packard Company and the Registrant

         4.9(5)   Separation Agreement entered into by and between Robert N.
                     Baker and the Registrant

         4.10(5)  Termination of Executive Security Agreement entered into by and between Brian M. Carter and the Registrant

         5.1      Opinion of William P. Creasman, Vice President, General
                     Counsel, and Secretary of the Registrant

         10.1     Form of Service Agreement

         10.2(5)  Separation Agreement entered into by and between Robert N.
                     Baker and the Registrant

         10.3(5)  Separation and Consulting Agreement entered into by and between Mark Bromberg and the Registrant

         10.4(5)  Termination of Executive Security Agreement entered into by and between Brian M. Carter and the Registrant

         10.5(5)  Amendment to Employment Agreement and Termination of Executive
                     Security Agreement entered into between William P. Creasman and the Registrant

         10.6(5)  Separation Agreement entered into between David M. Lloyd and the Registrant

         10.7     Release Agreement entered into between Edmond, Oklahoma,
                     landlord and the Registrant ending all obligations for the Registrant's former offices

         10.8     Amendment to Employment Agreement between Brian M. Carter and the Registrant

         10.9(6)  Termination of Employment Agreement between Lewis B. Kilbourne and the Registrant

         10.10(6) Separation Agreement between Chris Riley and the Registrant

         10.11    Amendment to Employment Agreement between Robert I. Noe and the Registrant

         10.12    Amendment to Employment Agreement between Jack Scott and the
                     Registrant

         10.13(7) Employment Agreement between Jack Scott and the Registrant

         13.1     Annual Report on Form 10-KSB filed on April 1, 2002

         13.2     Quarterly Report on Form 10-QSB filed on November 12, 2002

         13.3     Quarterly Report on Form 10-QSB/A filed on November 18, 2002

         23.1     Consent of KPMG LLP

         23.2     Consent of William P. Creasman, Vice President, General
                     Counsel, and Secretary of the Registrant
                      (contained in the opinion included as Exhibit 5.1)

         24.1     Power of Attorney


----------

(1) Incorporated herein by reference to the Registrant's Registration Statement on Form 8-A/A Amendment No. 2 filed under Section 12(g) of the Exchange Act on June 21, 2000.

(2) Incorporated by reference herein to the Registrant's Current Report on Form 8-K dated February 7, 2001.

(3) Incorporated by reference herein to the Registrant's Current Report on Form 8-K dated October 2, 2002.

(4) Incorporated by reference herein to the Registrant's Current Report on Form 8-K dated September 5, 2002.

(5) Incorporated by reference herein to the Registrant's Quarterly Report on Form 10-QSB for the period ending June 30, 2002.

(6) Incorporated by reference herein to the Registrant's Quarterly Report on Form 10-QSB for the period ending September 30, 2001.

(7) Incorporated by reference herein to the Registrant's Annual Report on Form 10-KSB for the fiscal year ending December 31, 2000.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Dallas, State of Texas, on November 27, 2002.

                              The viaLink Company


                              By: /s/  Brian M. Carter
                                  ----------------------------------------------
                                       Brian M. Carter
                                       Vice President, Chief Financial Officer


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated, on November 27, 2002:


Signature                                        Title
---------                                        -----

/s/      *                                       Director
---------------------------
Jimmy W. Wright

/s/      *                                       Director
---------------------------
Jerry W. Walker

/s/      *                                       Director
---------------------------
Lewis B. "Bucky" Kilbourne

/s/      *                                       Director
---------------------------
Sue A. Hale

/s/      *                                       Director
---------------------------
Robert N. Baker

/s/      *                                       Director
---------------------------
Warren D. Jones

/s/ Robert I. Noe                                President
---------------------------                      (principal executive officer)


/s/  Brian M. Carter                             Vice President, Chief Financial Officer
---------------------------                      (principal financial officer and accounting officer)
Brian M. Carter


*By:  /s/  William P. Creasman
      ---------------------------------------
      (William P. Creasman, Attorney-in-Fact)

                                 EXHIBIT INDEX


         EXHIBIT
         NUMBER                    DESCRIPTION
         -------                   -----------
         3.1      Amended and Restated Certificate of Incorporation

         3.2      Amended and Restated Bylaws

         4.1(1)   Form of Certificate of Common Stock

         4.2(2)   Form of Series A Warrant

         4.3      Form of Series D Convertible Preferred Stock

         4.4(3)   Form of Purchase Agreement for Series D Convertible Preferred
                     Stock

         4.5(3)   Certificate of Designations relating to Series D Convertible
                     Preferred Stock

         4.6(3)   Form of Series D Warrant

         4.7(3)   Form of Registration Rights Agreement

         4.8(4)   Form of Second Global Amendment Agreement entered into by and between Hewlett-Packard Company and the Registrant

         4.9(5)   Separation Agreement entered into by and between Robert N.
                     Baker and the Registrant

         4.10(5)  Termination of Executive Security Agreement entered into by and between Brian M. Carter and the Registrant

         5.1      Opinion of William P. Creasman, Vice President, General
                     Counsel, and Secretary of the Registrant

         10.1     Form of Service Agreement

         10.2(5)  Separation Agreement entered into by and between Robert N.
                     Baker and the Registrant

         10.3(5)  Separation and Consulting Agreement entered into by and between Mark Bromberg and the Registrant

         10.4(5)  Termination of Executive Security Agreement entered into by and between Brian M. Carter and the Registrant

         10.5(5)  Amendment to Employment Agreement and Termination of Executive
                     Security Agreement entered into between William P. Creasman and the Registrant

         10.6(5)  Separation Agreement entered into between David M. Lloyd and the Registrant

         10.7     Release Agreement entered into between Edmond, Oklahoma,
                     landlord and the Registrant ending all obligations for the Registrant's former offices

         10.8     Amendment to Employment Agreement between Brian M. Carter and the Registrant

         10.9(6)  Termination of Employment Agreement between Lewis B. Kilbourne and the Registrant

         10.10(6) Separation Agreement between Chris Riley and the Registrant

         10.11    Amendment to Employment Agreement between Robert I. Noe and the Registrant

         10.12    Amendment to Employment Agreement between Jack Scott and the
                     Registrant

         10.13(7) Employment Agreement between Jack Scott and the Registrant

         13.1     Annual Report on Form 10-KSB filed on April 1, 2002

         13.2     Quarterly Report on Form 10-QSB filed on November 12, 2002

         13.3     Quarterly Report on Form 10-QSB/A filed on November 18, 2002

         23.1     Consent of KPMG LLP

         23.2     Consent of William P. Creasman, Vice President, General
                     Counsel, and Secretary of the Registrant
                      (contained in the opinion included as Exhibit 5.1)

         24.1     Power of Attorney

----------

(1) Incorporated herein by reference to the Registrant's Registration Statement on Form 8-A/A Amendment No. 2 filed under Section 12(g) of the Exchange Act on June 21, 2000.

(2) Incorporated by reference herein to the Registrant's Current Report on Form 8-K dated February 7, 2001.

(3) Incorporated by reference herein to the Registrant's Current Report on Form 8-K dated October 2, 2002.

(4) Incorporated by reference herein to the Registrant's Current Report on Form 8-K dated September 5, 2002.

(5) Incorporated by reference herein to the Registrant's Quarterly Report on Form 10-QSB for the period ending June 30, 2002.

(6) Incorporated by reference herein to the Registrant's Quarterly Report on Form 10-QSB for the period ending September 30, 2001.

(7) Incorporated by reference herein to the Registrant's Annual Report on Form 10-KSB for the fiscal year ending December 31, 2000.